December 27, 2024

Michael Friedman
Chief Executive Officer
Innovative MedTech, Inc.
2310 York St. Suite 200
Blue Island, IL 60406

        Re: Innovative MedTech, Inc.
            Offering Statement on Form 1-A
            Filed December 20, 2024
            File No. 024-12549
Dear Michael Friedman:

       This is to advise you that we do not intend to review your offering statement.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A,
Rule 257 of Regulation A requires you to file periodic and current reports, including a Form
1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       Please contact Nicholas O'Leary at 202-551-4451 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Industrial Applications and
                                                             Services
cc:   Lance Brunson, Esq.